UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Newpark Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

651718504

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 651718504

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		235,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

235,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 651718504

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,030,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,030,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,030,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 651718504

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 17, 2022, Bradley L. Radoff and the Radoff Foundation (together, the “Radoff Group”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer agreed, among other things, to appoint Donald “Donnie” Young to the Board of Directors (the “Board”), effective March 1, 2022, at which time the Board will be expanded by one member. The Issuer further agreed to nominate Mr. Young for re-election at the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”) and to nominate a new diverse director candidate with either transactional or industrials expertise for election to the Board at the 2022 Annual Meeting in place of an incumbent director who will not stand for re-election. Mr. Young will also be appointed to serve on any existing or newly formed committee of the Board established in connection with the Issuer’s ongoing strategic review process.

Pursuant to the Cooperation Agreement, the Radoff Group is subject to certain standstill restrictions from the date of the Cooperation Agreement until the earlier of (i) 30 days prior to the notice deadline for the nomination of director candidates for election to the Board at the 2023 annual meeting of stockholders (the “2023 Annual Meeting”) and (ii) 120 days prior to the first anniversary of the 2022 Annual Meeting (the “Termination Date”); provided, however, the term of the Cooperation Agreement will be extended by 12 months if (i) the Issuer notifies the Radoff Group and Mr. Young in writing at least 15 days prior to such date that it will irrevocably re-nominate Mr. Young for election at the 2023 Annual Meeting and (b) the Radoff Group and Mr. Young agree to the re-nomination within 15 days of receipt of such notice. Prior to the Termination Date, the Radoff Group also agreed to vote its Shares in accordance with the Board’s recommendations with respect to (a) the election, removal and/or replacement of directors (a “Director Proposal”) and (b) any other proposal submitted to the stockholders; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) recommends otherwise with respect to any proposal (other than a Director Proposal), the Radoff Group shall be permitted to vote in accordance with the ISS recommendation; provided, further, that the Radoff Group shall be permitted to vote in its sole discretion with respect to any Extraordinary Transaction (as defined in the Cooperation Agreement). Prior to the Termination Date, the Radoff Group has also agreed not to acquire beneficial ownership of more than 9.9% of the outstanding Shares. Mr. Young shall resign from the Board (and the Board shall have the right to decline to accept such resignation) in the event the Radoff Group fails to have a net long aggregate beneficial ownership of the lesser of (x) 2,767,722 Shares and (y) 3% of the outstanding Shares (as adjusted for stock splits, combinations, and recapitalizations).

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 17, 2022, the Radoff Group and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

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CUSIP No. 651718504

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement, dated February 17, 2022.

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CUSIP No. 651718504

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2022

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

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